February 28, 2012

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re: Epiphany Funds,  File Nos. 811-21962 and 333-138045

Ladies and Gentlemen:

On behalf of Epiphany Funds, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 13 to the Trust’s Registration Statement (the “Amendment”). The Amendment is filed pursuant to Rule 485(b) promulgated under the Securities Act of 1933 to respond to staff comments and update certain financial data.  We do not believe anything in the filing would render it ineligible to go effective under Rule 485(b).

If you have any questions, please contact Marc Collins at (513) 352-6774.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP